Exhibit 99.6
Earnings Call 2

INFOSYS LIMITED-EARNINGS CALL 2
Q4 FY 13 RESULTS
APRIL 12, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

Rajiv Bansal
CFO

Chandrashekar Kakal
Head - Business IT Services; Member - Executive Council

Srikantan Moorthy
Head - Human Resources; Member - Executive Council

Ashok Vemuri
Member of the Board, Head - Americas and Global Head - Manufacturing and Engineering

B.G. Srinivas
Member of the Board; Head - Europe and Global Head - Financial Services & Insurance

Steve Pratt
Head – Consulting & Systems Integration; Member – Executive Council

INVESTORS

Nitin Mohta
Macquarie

Edward Caso
Wells Fargo

Keith Bachman
Bank of Montreal

Manik Taneja
Emkay Global

David Grossman
Stifel Nicolaus

Joseph Foresi
Janney Montgomery Scott

Sandip Agarwal
Edelweiss Securities

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. If you should need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you, sir.

Sandeep Mahindroo

Thank you, Inba. Hello, everyone and welcome to Infosys Q4 13 earnings call. I am Sandeep from the Investor Relations team in New York.

Joining us today on this earnings call, is CEO and MD – S.D. Shibulal, CFO – Rajiv Bansal, along with other members of the senior management team.

We will start the call with some remarks on the performance of the company for the recently concluded quarter, followed by outlook for the year ending March 31, 2014. Subsequently, we will open up the call for questions.

Before I pass it onto the management team, I would like to remind you that anything that we say, which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to S.D. Shibulal.

S.D. Shibulal

Good morning, everyone. Thank you very much for joining the call.

Our revenues in Q4 in US dollar terms grew sequentially by 1.4% including the Lodestone acquisition. Excluding the acquisition, our revenue grew by 0.8%. On the EPS front, we did better than what we predicted. Our EPS for the quarter is $0.78 as against $0.76 last quarter. Our guidance for EPS for the year was $2.97 and we did $3.02. This was done irrespective of the fact that we had to recast our revenues from 8%-10% to 5%. Pricing has dropped by 0.7% in Q4. There continues to be quarterly movements due to changes in the business mix as well as the pricing situation. Part of our business is under pricing pressure, especially the Business and IT Operation. Lodestone integration continues to be on track on all important dimensions, like go-to market, delivery capabilities, systems and processes, finance and HR. Joint go-to-market proposition has been established in all verticals. This quarter, we had 5 joint wins. We are tracking slightly behind plans on revenues and cost targets as the focus was on the above-mentioned areas. That is integration part which took priority over pure revenue and cost until now.

Uncertainty continues in the broader economic environment. We are living in a very fragile environment. The global environment has not completely recovered from the downturn and the Euro Zone crisis. Though the clients have finalized their budgets, we have to see if it improves the decision-making cycle and discretionary spending.

Today, technology is at the center of many of the key business decisions being made, whether in cost rationalization, productivity improvement, process improvement or future expansion plans. We believe that our suite of services, capabilities across operations, transformation and innovation will allow us to compete and perform in the long-term. We are confident of navigating the short-term challenges due to uncertainty in the environment.

I will now touch upon a few specific points relating to each of our business units. In Financial Services, our clients expect their business prospects to be overall flat-to-down. In Financial sector, the appetite for spending money was much higher 12 months ago compared to cost conscious environment today. At the same time, we expect opportunities in the new technologies – Big Data, Mobility, Analytics, social technologies and legacy platform modernization. Traction is seen in reconciliation space and Products and Platforms in capital markets; Loyalty and Fraud Management in card and payments; next-generation portals and payment apps in banking; digital channels like mobility and social media and portal for improving agent and customer experience in insurance. We are focusing on capitalizing on such opportunities.

In Retail and CPG, ‘run-the-business’ budgets are under pressure. However, overall technology spend is increasing in SAP, digital, business intelligence and new efficiency platforms. We are a partner for many of the retailers in US and Europe in their digital strategy.

Coming to Manufacturing, the budgets are expected to be flat-to-down in most of the sub-segments like Auto, Aerospace and Resources. Clients are investing in reducing complexities, lowering costs, increasing the speed of new product rollout and service transformation. We see exciting opportunities in the areas like Digital Transformation and Analytics. Cloud adoption is increasing in sales and HR. Our strategies include enhanced focus on transformation and capability building, leverage our capabilities in embedded systems and helping our clients build new products. We expect Manufacturing vertical to have a slower H1 and then see a pickup in H2 as large equipment inventories get depleted in the next few months and production levels gradually pick up after that.

In Energy & Utilities, Communication and Services spending is expected to be down in most of the sub-verticals, barring oil sector and mid-market utilities. Telecom sector continues to see its top-line shrink, gas companies are facing revenue pressure due to supply glut and large utilities are seeing revenue decline due to unfavorable rate case outcomes. However, we see different drivers of spend in different segments. Telcos are spending to improve their customer experience and introducing new product lines leveraging LTE. Energy companies are seeing regulatory pressure on EHS and compliance which is creating opportunities for us in production optimization and data & knowledge management. Utilities are investing in Smart Grid and focusing on driving cost efficiencies.

We operate in multiple offerings. On discretionary spend, we expect it to be higher in CY13 over CY12 in RCL and Manufacturing. In RCL, we see demand for services around digital commerce, SAP-enabled transformation and analytics, along with strong demand for omni-channel commerce skills around digital marketing and personalization. In Manufacturing, we see deal closure rate in discretionary areas being higher than the year back. However, in Energy, Communication and Services, decision delays are becoming more common and deals are becoming smaller with faster ROI requirements. In FSI, which is our Financial Services segment, we expect discretionary spending to be higher in certain pockets, though allocations would be small initially.

In our Product Platforms and Solutions area in Q4, we had 12 wins and added another 7 clients taking the total client count to 79. Our journey in this area received strong validation this quarter. Infosys Cloud Ecosystem Hub won the 2012 Golden Peacock Award for the ‘Most Innovative Products & Service’. Our Edge suite of business platform won NASSCOM ‘Business Innovation Award’ for 2013. Forrester Research has positioned Infosys as a ‘Leader’ in its Enterprise Mobility Services report. Ovum, the global analyst firm, recognized Flypp Digital Experience Platform as a ‘well-developed ecosystem of services with large repository of apps and monetization process’.

The road ahead is challenging. Environment has changed significantly recently. There are significant macroeconomic factors affecting all the economies, which may have an impact on growth and pricing. The biggest challenge for us is to get growth back and for that we need to make investments in our business. Due to this volatility and dynamic nature of the factors, it will be difficult to predict margins in the short-term. Therefore we have only given revenue guidance. The revenue guidance for the current year is 6%-10%. We have broadened the guidance range. I believe that this is a safe guidance. Given all the information which we have today, we are confident of meeting the guidance at this point in time.

Now, let me hand over to Rajiv Bansal to give a color on the financial performance.

Rajiv Bansal

Good morning, everyone. As Shibu said, our revenues for the quarter grew at 1.4% over last quarter. Revenues growth excluding Lodestone, was 0.8% on a sequential basis. Our EPS guidance for the quarter was $0.73 based on annual guidance of $2.97 whereas we have achieved $0.78, taking the total yearly EPS to $3.02 as against the guidance of $2.97. Our operating margins for the quarter including Lodestone was 23.5% and excluding Lodestone is at 24.8%. For the year, we have achieved an operating margin of 25.8%, excluding Lodestone at 26.3%, which signifies a drop of about 250 basis points without Lodestone and 300 basis points including Lodestone over last year. Our volumes grew 1.8% sequentially and 8.8% annually. This quarter we have seen a realization drop of about 0.7% during the quarter. Our utilization is still at about 68.5% including trainees and 71.4% excluding trainees.

When we started the quarter, we spoke about the gaps in our guidance which were to be filled up with planned ramp ups in the recent wins that we had and the deals that we had in the pipeline. Some of the deals ramp ups did not happen as we had planned and some of the deal closures which were expected during the quarter, got delayed because of the delay in client decision-making. Historically, the fourth quarter has been soft for us as this is also a start of the budgeting cycle for the client which resulted in the delay in budget release and decision making.

For the year, our realization has dropped by about 3% including Lodestone and about 4% excluding Lodestone. Our cash and cash equivalents at the end of the year is about $4.4 bn during the year. The rupee has been extremely volatile against all the major currencies and we also had some impact of cross currencies during the quarter.

We have given a guidance of 6%-10% for next year for revenue. Considering a volatile and uncertain environment that we are in with the revenues moving quarter-on-quarter basis, we felt that it was better not to give an EPS guidance considering that we need to make a lot of investments in our business in the long run. We are in the middle of execution of our Infosys 3.0 strategy which requires us to look at business strategy over the long period of time and make those necessary investments. So it was felt that we need to go ahead and make those investments. We have to get the growth. We have to make some adjustments on our cost models and considering all the volatility and uncertainty in the environment, it would be better not to give a range of the EPS guidance for the year.

With that I will throw it open for questions.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question and answer session. Our first question is from Nitin Mohta of Macquarie. Please go ahead.

Nitin Mohta

I just wanted to understand that if I look at the low end of your guidance, the growth is going to be quite similar to what we have done in fiscal ‘13. How do I look at that disconnect versus the commentary on discretionary spending better in CY13? Also if I look at the last 6 months, the deal wins and the new logos that you have added, I would have assumed that would give us more confidence for next year. So just your thoughts there.

S.D. Shibulal

The first point on the discretionary spend, actually what I said was that the higher discretionary spend in calendar ‘13 is only in two areas – RCL and Manufacturing. There are challenges in other areas. I did not say that the discretionary spend is going to be higher in calendar ‘13 all around, that is one. We have seen 8 volatile quarters for various reasons, whether it is volume or whether it is revenue productivity. Even if you look at this year, we had given a guidance of 8%-10% and our volume actually grew by 8.8%. But our revenue only grew by 4.5% (organic) because we lost revenue productivity of 3%. So the volume landed right where we thought it will land. We had assumed flat pricing in the beginning of the year when we gave the guidance but the volatility in the revenue productivity created bumps. In Q3, volumes was 1.5% up and the revenue productivity was 1.8% up, it contributed towards 4.2% growth whereas in Q4, the volume is up actually more than Q3 - 1.8%, but we had a situation where revenue productivity came down by 0.7%. If you look at the last 8 quarters, it has been pretty volatile for us because of the portfolio and because of the environment. So we have taken a slightly safe approach to the guidance, broaden the guidance range itself. It is true, at the lower end of the guidance, the growth will be only 0.5%, but at upper end it will be 2% quarter-on-quarter. Given all the information we have at this point, we are confident of meeting the guidance. Where exactly it will end? We will see as we go along.

Nitin Mohta

I understand it has been a tough environment to operate. Just the volatility around the business verticals and service offerings, are there some of them which are more difficult as you see now versus 3 months ago? Just in terms of volatility and uncertainty if you can point out or highlight which are the areas which are causing it to be as a difficult proposition to call out the future.

S.D. Shibulal

I see higher issues in telecom sector because I think they are continuing to see top-line shrinkage. That is the sector where we have considerable revenue in one of our large verticals and volatility there will directly impact us. Financial Services continues to be indecisive for us and also very cost conscious. When we look at the future, we look at it in 2 different ways. We have to look at it from a volume growth perspective. At the same time impact because the revenue productivity changes. While the decisions may have been taken, they are cost conscious and that has an impact on our revenue productivity.

Moderator

Our next question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Shibu, I was curious about your infrastructure management business or RIM business. How big a focus is that for you? How are the contracts laying out? Historically these tend to be lower margin upfront and rising margins over time. Is that what you are experiencing and is that some of the pricing pressure that you are seeing?

S.D. Shibulal

Let me say a few words and then I will hand it over to Kakal. Infrastructure is a big focus area for us. If you look at the second half of FY 13, we had the Harley-Davidson win which we disclosed to the public through which we acquired the people, process in both app and infrastructure. We had infrastructure developments in Milwaukee just to support that deal and expand it for other clients. With that let me now hand it to Kakal to give a much better color on infrastructure.

Chandrashekar Kakal

I am continuing from where Shibu left. In the infrastructure management space, we have seen considerable progress in the last 1 year. Earlier our positioning was only to remotely manage the infrastructure or the RIM services, which is a marginal play. Now we have developed a partner ecosystem and we have been able to take the end-to-end responsibility of the infrastructure management starting from data center management to asset management to remote management of infrastructure as well. Some of the examples as Shibu said are Harley-Davidson, BMW and a few others are a reflection of our new positioning and ability. In terms of the revenue sharing, the margins etc, it is a partner ecosystem play. So we have to share the revenue with a few other partners as well but that makes us complete in terms of our offering and the clients are looking at us for integrated sourcing which involves infrastructure management as well as application management and in some cases BPO as well. This results in our ability to focus on large deals and have a long-term contract which is sticky and multi-year. In case of infrastructure management, it is also possible to operate more from offshore. The onsite percentage will be lower than the other services. Hence we will be able to gain some margin leverage back from offshoring. It is a competitive space and with the end-to-end responsibility that we are taking now, we are trying to manage the balance between the growth and the margin in this space. Hope that answers you question.

Edward Caso

My other question is around the wage assumptions for next year. You gave the wage increases later in the year. In fiscal ‘13, are you going to go back to a normal cycle of the April cycle, what should we assume?

S.D. Shibulal

Let me hand it over to Tan Moorthy, Head of HR.

Srikantan Moorthy

We have done compensation changes since last October for various segments of the population. We started with India, we went onto the United States to do market-based corrections and we will continue that process towards the course of this year; both across geographies and across the levels of people in the organization. We are also planning a change in the structure of the salary components to bring in much more simplicity in the way it is calculated.

Edward Caso

Are you planning to go back to the April cycle or are you sort of out of that traditional cycle given what happened last year?

Srikantan Moorthy

Since the corrections and changes happen, as we look at the data coming in from different markets at different points in time, we are not going through a specific cycle for everybody. It happens as required in the geographies and for the levels.

Moderator

Our next question is from Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

I wanted to go back to the difference between the original guidance of roughly 4% sequential growth versus 1.4% delivered. The primary cause of that, was it pricing or was it weakness you called out in Telecom and Financial Services because you specifically mentioned that volume growth was okay. But if you could just list in order of priority, what were the most material reasons for the variance between the original guidance for the quarter and the results please?

S.D. Shibulal

I would like to go back a little further and then start from there. In the beginning of Q3, we had said that, when we look at H2, there are some challenges and there are some revenue gaps which we will try to address. In Q3, the volume grew by 1.5% and simultaneously the revenue productivity went up by 1.8%. It resulted in a 4.2% growth. We still had some of the gap left. When we enter the quarter we will have visibility for app. 95% of the business and there is about 2.5 month period in which we need to actually bridge that gap. In Q4 we grew volume by 1.8%, but we lost almost 1% of our revenue because the revenue productivity dropped by 0.7% and we took a cross currency impact of 0.3%. If we had not done that, we would have ended up somewhere around 2.8% including Lodestone even though the guidance was app. 4% including Lodestone. So there would still have been there a gap but it would have been better off. The volatility of the revenue productivity impacts the revenue even when the volume grows. I am not saying that the volume growth in Q4 was enough, but the 1.8% volume growth itself did not reflect back on the revenue totally because of 2 reasons- the cross currency impact of 0.3% and the revenue productivity impact of 0.7%.

Keith Bachman

So in the space from the time you gave guidance to the time you recorded results was roughly 70 days. How is it that you had such material change in revenue productivity? Was it changing in pricing terms or was it just pricing or was there something else? was there any contracts that you had to incur an unusual loss in? I am just surprised it was that big of a variance in the space of about 70 days.

S.D. Shibulal

There are no seminal events which led to the revenue productivity drop. There is no one single event if you are asking. Even in Q3, the revenue productivity went up by 1.8%. In fact, if you look at Q1, I think the revenue productivity dropped by 3.5% or so. The revenue productivity has been volatile. If you look at last year, our revenue productivity went up year-on-year by 4.7%. This year the revenue productivity has gone down by 0.3%. The revenue productivity has been stable in the past when the environment has been stable. Now the environment is not that stable. There are 2 or 3 factors which impact our revenue productivity. Number one is the pricing itself. The pricing in some part of our Business and IT Operations space is under pressure, that impacts revenue productivity. When you execute on deals where you have less than average pricing, they get into the system and show up. Number two is shift in portfolio. There was no material shift in portfolio in Q4, so most of the decline would have been pricing. Occasionally, you can see an impact because of overruns and things like that but there are no such events in Q4 which is material in nature.

Keith Bachman

If you could talk about margins. I think investors are surprised about the margin degradation as well and the forces that drove that sequential change in margins. How should we be thinking about margins at the upcoming quarter in particular? I know you do not want to guide the margins, but if you could just address what are the most material variables that are going to drive margins here in the quarter to help us understand whether margins are going to go up, flat or down?

S.D. Shibulal

Though there are 2 or 3 very important factors which impact margins, the most important factor is growth. The growth is the driver for margin. Growth creates utilization, utilization creates some balance between revenue and cost and that is one driver for margin. Second one is revenue productivity. Revenue productivity directly impacts margins because a 3% drop in revenue productivity will result in a 2.1% impact on margin. Utilization has an impact on margins. We are definitely entering the year with a headwind on margins because of incurred cost. We did compensation increase in FY 13. That means we have only taken costs for part of the year whereas the full year impact will show up this year. We have given market correction related increases in US in February which means we have already incurred cost for 2 months last year and 10 months will come this year. That is about $140 mn of impact. We are taking a one-time charge for next 12 quarters or so because of the Lodestone acquisition, which is about $40 mn for FY 14. The Lodestone integration is in progress. But Lodestone is a consulting company and their margins will be in single-digit. It will normalize over a period of time when the offshore gets built to support the consulting margin. That should build over a period of time and the revenue multiple should be somewhere around 3-4 times. We already have 5 wins in the current quarter because of Lodestone-Infosys combination but the impact of the single-digit margin on the Lodestone revenues, will show up in our margins. There are some short-term headwinds and we are entering the year with these headwinds. Then there are 2-3 areas where there is a potential impact. For example, revenue productivity, there will be a tail effect because of the sequential drop which we have seen. That is one. Number two is that we need to make investments because growth is our biggest driver. We have to create growth and any investment which is required for growth needs to be made. We also need to make investments in some of the new areas. We are going through visa application process. The visa approval will not be 100% of our applications because of over-subscription. We do not know the results of that yet, so that may also have an impact. There are certain uncertainties also which we are seeing, that is a reason we decided not to give margin guidance for the time being.

Moderator

Thank you. Our next question is from Manik Taneja of Emkay Global. Please go ahead.

Manik Taneja

Hi, sir, thank you for giving your qualitative comments with regards to verticals. I wanted to check given the fact that manufacturing has been a vertical that has grown significantly ahead of company average for the last 3 years, do you envisage a similar scenario for FY ‘14 and also similar comments for other verticals?

Ashok Vemuri

Let me start with Manufacturing and Engineering. What we have done in the last one year is to refocus some of our energies into areas where we think we will have the fastest and best return. We have grown our European business which was lagging on the back of some very large deals. One is in the public space which is BMW. There is another large deal, Harley-Davidson in the US. We are focused on large deals. I will keep this short, because my other colleagues are also here who can talk about their sectors. If we look at the budget, it is tending to be flat to slightly lower than last year. But we think that given our continuing expanding presence in Continental Europe, we will see some traction in Germany especially. We will continue to be quite dominant in the hi-tech sector. There are certain sectors that are completely under-tapped for us like resources chemical business or industrial manufacturing which again on the back of certain defined strategies, we have been able to breakthrough. We expect to continue to grow and be a fairly large contributor to the guidance that we have given.

B.G. Srinivas

A quick view on the Financial Services sector. As we go ahead entering the Q1 of this fiscal year, we are definitely entering with a decent pipeline in terms of existing ongoing business, outsourcing deals and some of the interest our clients have shown in transformation opportunities. Compared to where we stood at this time last year, we are more confident in terms of the growth rate. This sector is still going through challenging times in terms of their growth rates. There are definitely opportunities in cost optimization initiatives within the client organization. There is a bit of discretionary spending in 2 areas. One is regulatory and compliance. The other area is on the digital transmission, multi-channel, analytics and right platforming, as the clients call them in terms of decommissioning, legacy and optimizing applications on newer platforms, re-architecting what they have today. These are the opportunities which we see. While the market will continue to post challenges in terms of growth rates, we are relatively well-positioned to tap into current opportunities, as I outlined.

Manik Taneja

B.G. another question with regards to Europe. Last quarter commentary from you guys was that you are seeing a lot of maintenance spending opening up for the Indian IT companies. Do you still continue with that view?

B.G. Srinivas

There are definitely challenges in Europe in terms of macro environment. But in terms of specific business opportunities across sectors - Financial Services, Manufacturing, Retail, CPG, Energy & Utilities, we are still seeing opportunities. We have now more than 200 clients within Europe. We continue to invest in the big markets - Germany, France and UK. We have also seen a significant uplift with acquisition of Lodestone, particularly in Germany and Switzerland across manufacturing CPG and Life Sciences. Given the investments we made and given the existing client sets where we are mining opportunities and also focused on certain key clients which we want to acquire, we are reasonably confident of increasing our market share within Europe. Also to remember is the fact that Europe continues to be fragmented in nature of its offering, the maturity curve within each of these countries vary but we are tailoring our specific go-to-market initiatives within each of these countries. We do believe that is starting to pay dividend. Also the fact that most of the business at least in Continental Europe is consulting-led, we definitely have a lead in terms of the investments and the capability we have developed. That is where we stand. Given the current situation, the pipeline also while across sectors vary, we do have a reasonably good pipeline at this point in time.

Manik Taneja

This question was for Rajiv. Just wanted to get a sense on the margin decline that one has seen in FY13 almost close to 300 bps decline in margins. If you could break that up in terms of impact from pricing, utilization and in terms of impact from Lodestone on a full year basis?

Rajiv Bansal

I think if you look at year-on-year basis, it is primarily from pricing. Pricing excluding Lodestone has dropped about 400 basis points and that impacts the margin by roughly about 280 basis points. Our margins excluding Lodestone have dropped about 250 basis points. It is primarily revenue productivity. Other than that we also had impact of cross-currency. I think during the year if I look at the cross currency impact on revenues, it is roughly about $50 mn year-on-year. But all that we have been able to manage with all the cost management that we have done during the year. It is primary pricing which has driven the margins down.

Manik Taneja

What could be the sensitivity to utilization for us in terms of margins?

Rajiv Bansal

Utilization including trainees has kind of remained flat year-on-year. Utilization did not really have a large impact on operating margin this financial year. Though our utilization was low, but including trainees’ utilization was almost similar last year also.

Moderator

Thank you. Our next question is from David Grossman of Stifel Nicolaus. Please go ahead.

David Grossman

There are so many factors here you mentioned that are impacting the margins today. Perhaps if we step back, this industry has always been able to operate at a higher level than its global peers. Your model is evolving and I suspect others in the industry will as well and that evolution feels like migrating at least directionally towards the global players like an IBM or Accenture that obviously operate with a different margin structure. Can you just help us understand how we should view your model over time vis-à-vis what you are doing with the business, where the industry stands, so we can just get a better idea of kind of how this plays out? Not necessarily in fiscal ‘14, but over a longer period of time?

S.D. Shibulal

There is no doubt that our business has evolved because today our business has lot more discretionary spend. If you look at the average IT industry from India, you may not see it because the NASSCOM average is somewhere between 17%-18% to my knowledge, whereas our Consulting and System Integration revenue is 33% which means that our dependency on the discretionary spend is definitely high. There are some cost pressures in the Business and IT Operations space. Our strategy is actually to balance growth. We have to grow both sides because growth has to all around. If we can grow our Consulting and Systems Integration space where there is better pricing power, that will help us increase our revenue productivity. Regarding the margins, it is important to understand that we had a year of low growth. Growth has been the driver for our margins all these years. Growth creates some scale, growth creates utilization, growth creates onsite-offshore mix, all kinds of things. We had a year of low growth, we grew only by 4.5%. On top of that we had a year where the revenue productivity came down by 3%. Partially mix change, partially pricing change. I will not consider this as a secular trend. I know that in the short-term, I have some more headwinds to face. I gave the list of things which we are entering the year with and uncertain things which I have in my mind because of the lack of clarity on visa applications and things like that. But if the growth picks up, our margin should benefit. In my mind while there are short-term challenges, long-term there is still potential for margin improvement but for that growth has to pickup for us. That is exactly what we are trying to do. That is why we have taken this very drastic decision to not give the margin guidance; make the investments, gain focus on growth and then we believe that once the growth picks up, we will have better margin capability.

David Grossman

I guess what I am trying to understand though is that your global peers are growing at a much slower rates than you and getting margin expansion and obviously there are changes that you have to undertake in your model that are costly on margins. As you kind of evolve the model, do you envision the mix changing, the structure of the industry changing that may in fact also change the margin structure of the business or do you feel that you can sustain these relatively high margins once you reach equilibrium?

S.D. Shibulal

Rajiv is going to answer that and then if you need, I will come back.

Rajiv Bansal

It is very clear that traditional services business is going to see more and more pricing pressure in the coming years. That is why we started on our journey of Infosys 3.0, where we put our aspiration of having one-third of our revenues coming from Products, Platforms and Solutions which will help us in keeping the pricing premium and getting higher margins. Those are long-term goals and that is one of the reasons why we started on the journey. But in the immediate future, I think if the growth comes back, it helps us manage the payment model much better. Today because the growth is very choppy and it is kind of very unpredictable, it is very difficult to plan and get the benefits of the pyramid model that we have. I think in the near-term, the margins would be under pressure depending on how the growth pans out over the next couple of quarters. But in the long-run if we are able to execute our strategy well, I think we should be able to keep the margins at much higher than the industry average.

David Grossman

Just when you were talking about pricing pressure, you said business operations is where you are seeing it most, is that isolated there or are you actually seeing it in other sectors as well?

Rajiv Bansal

Today there is a growth issue. The discretionary spend has almost disappeared from the market and the discretionary spend is where we get the pricing premium. On the commoditized business, there is pricing pressure across the board. The clients are also under pressure and clients want to cut down their costs. They want the maximum services to be delivered, they have to keep their shop running. So the pricing is going to be under pressure in the business of IT Operations. But as we see the discretionary spend pick up, I think the business mix would take care of the kind of pricing pressure that we have seen the Business IT Operations space.

David Grossman

Obviously you have got a very, very healthy balance sheet and cash position. Are you thinking more broadly about capital allocation and how you may return more of that to shareholders or are you pretty happy with where you are right now?

Rajiv Bansal

We do debate this. There is a question which most of the analysts ask us about our cash strategy and why do we need $4 bn in our balance sheet in cash and cash equivalents. The fact is that we are in the execution phase of our PPS strategy and our aspiration is to have one-third of our revenues coming from PPS. We understand that the one-third target would not be met only through organic means because that would take decades to meet because other businesses also are growing. We have to look at acquisitions in that space in a big way. That space is where the multiples are pretty high. During the execution phase of the strategy, the cash is more strategic to us today than it has ever been before. We also said that we are very aggressively looking at right targets, we are looking at a lot of companies right now as I speak. We believe in the next 12 months to 18 months, this cash is very strategic for us to accelerate our journey on the PPS path.

Moderator

Thank you. Our next question is from Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

My first question is just on the large deal front. I think you had mentioned that there were some delays in getting those ramped. Could you talk a little bit about what those delays were and what caused them? Then also on the execution front on the Lodestone front, it came in I think a little bit below what you were expecting. Maybe you could talk about why that was lower than what you were expecting?

S.D. Shibulal

If you look at H2 we had pretty strong large deal wins. We have closed about $960 mn of TCV in large outsourcing and transformational deals. The large deals which we won in Q3 went into execution mode in Q4 and that has reflected in our onsite effort growth in Q4. What happened was that the offshore has not yet picked up and that is delayed than what we thought. Some of it is client decision making and some of it is the way it happened over a period of time. While the deals are closed and the onsite and the KT has started, the offshore is yet to pick up in many of them. That is the answer to that. The second was about Lodestone. We are a public company and they were a private limited company. The accounting policies are extremely stringent for us. When we consolidated, our accounting policies were applied to them which delayed the recognition of some of the revenue. During the integration process, we are focused more on the integration and winning joint deals rather than on the revenue side. That also impacted us by a couple of million dollars.

Joseph Foresi

As we look at next year, do you expect that the ramp-up time on large deals will reduce? I know you used the word delayed with Lodestone. Do you expect that revenue to pick up as well? Are we through that or is there some client-specific stuff going on because the pipeline seems to be continuing to increase but the execution remains relatively volatile? Just trying to reconcile that.

S.D. Shibulal

There are no client-specific issues in Q4 or in Q3. We are expecting the execution to pick up and that we have factored in. But we need to be in a lot more deals going forward and that is what we are focused on. The pace of ramp up maybe slower in this volatile environment. I cannot say that the pace of ramp up which we have seen which is slower than usual, will change materially in the short-term. That means we win lot more deals to create that growth and that is what we are focused on. Lodestone has now been moved fully into our accounting policy and we are putting in new processes in place which are very much in line with our own processes. We will use our own revenue recognition policies to recognize the revenue and we will have the processes to support it. I do not expect that headwind to be there. The joint wins are happening. We had 5 joint wins in Q4. I expect that momentum to continue.

Joseph Foresi

One last one from me just on the margin front. You had talked in the past about keeping margins in a tight band, I think 100 basis points. I know you did not give any guidance on earnings. Should we disregard that commentary of the past of that margin band? As you look at those margins going forward, can you give us some idea of what you are thinking about internally for an investment schedule and how that would impact the margins as you look at it from a seasonality standpoint, etc.? Again, we are just looking for color and I wanted to see if that previous margin guidance would hold at all?

S.D. Shibulal

No. At this point, I will not hold the previous margin guidance because we are entering a year which is slightly different than what we have done in the past many years. We have a headwind because of the lack of growth in the previous year plus the commitments which we have made. We have $140 mn headwind because of the compensation changes we have made which is going to be newly accounted in the coming year. The impact of compensation changes which we made midway in FY13 will show up in FY14. There is a $40 mn charge which we have taken for Lodestone from an acquisition perspective because we only paid out app $200 mn, the remaining is being charged to the P&L. We have an impact because of the Lodestone revenue being in the Consulting margin band. Consulting revenues usually come within single-digit margin and it will take time for the offshore component to get built because the build-up of the offshore component is 1:3 to 1:4 and that will take some time so there will be an impact because of that. These are known things, there are a few unknown factors also. Number one is the investment which we need to make. Growth is extremely important for us. We want to invest and we will invest in the growth, we will not compromise on investments so that the growth picks up, number one. Number two, there is an uncertainty on visa applications. We have applied for a certain number of visas. But we know that there is a serious over-subscription for visas which means that we will only get a percentage of the visas which we applied, that will need us to recruit onsite or to subcontract. That will have an impact as well as there is a tail effect from the revenue productivity drop. There are known set of factors which are clearly quantified. There are unknown factors which are in the evolution mode, that is the reason. Because of the uncertainty and because we want to make investments, we decided that we will not give margin guidance.

Steve Pratt

I will just add on Lodestone, we are very picky about acquisitions. But my early diagnosis of Lodestone is that it is a really great company. The people there are terrific. Ronny and his global leadership team are very good with the clients. The integration is going very well. We have actually moved some of the people from Consulting in the UK into Lodestone and it is a very seamless integration. I am very bullish on the prospects of that going forward. But it might take a while for them to get used to our model. As Shibu said, there are lower margin initially standalone, but the long-term intent is for them to drive higher margin work in flow through.

S.D. Shibulal

I just want to clarify this. There is absolutely no doubt in our minds regarding the quality of the acquisition or the quality of revenue. When we implement, we have very stringent accounting and revenue recognition practices. They were not a public company before. They are now a part of a public corporation. We are implementing our stringent accounting practices and revenue recognition practices. That delays the recognition of some amount of revenue. That could be because of lack of documentation which is not important to some, but it is important to us. Otherwise, there is absolutely nothing which is of any material nature.

Moderator

Thank you. Our next question is from Sandip Agarwal of Edelweiss Securities. Please go ahead.

Sandip Agarwal

First, if you see the vertical side, almost all the verticals are looking slightly weak. Although you have given some bit of optimism on the Manufacturing and Retail, but overall if you see 60%-70% of the vertical outlook which has been provided is little muted. Secondly, as you rightly said that 1:3 or 1:4 is the follow on revenue on the offshore side from a consultancy business which is yet to come. But if our strategy is to continue acquiring small companies necessary to build up the PPS model and the consultancy model, then obviously this kind of pressure may continue for a longer-term than just the short term. So if you can address these two issues it will be great. Thirdly, on the utilization front, I understand that there is not very aggressive offer letters which have been issued, but at the same time even at the current level absorbing, will it be okay to assume that there is a sharp up move in utilization in this year and next year?

S.D. Shibulal

On the 1:3, 1:4, it will take time and there will be short-term margin impact. I was telling that there are not that many companies with our margin structure. Any acquisition which we do will be margin dilutive short-term. I was also saying that we have done one of this before which is Expert Systems in Australia. Today we get over 8% of our revenue from Australia. The margins are above average which means it has been accretive to us.

On the recruitment front, we are honoring all the offers which we gave which will add another 10,000 people into the organization. The utilization has inched up. If the growth picks up, our utilization will improve much faster.

Sandip Agarwal

On the vertical side, the question was like 60%, 70% of the verticals are looking as of now with flat and negative budget. How should we see that demand environment coming up?

S.D. Shibulal

When we gave the 6%-10% guidance, we have factored in most of these things. The demand environment is weak. You can see it in US and in Europe and everywhere else. The signals are also mixed. It is not that we are getting a consistent signal on the demand environment. Sometime it looks good, sometime it looks bad. There are cascading effects of any event. We have to focus on the newer areas where we are seeing demand, like mobility, cloud, analytics, social commerce, consumer experience. That is where we are making the investments. We are making investments into those areas which are either through intellectual property or through capability

Moderator

Thank you very much. Ladies and gentlemen, due to time constraints that was the last question. I now hand the conference back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks, everyone for your insightful questions. We look forward to talking to you again. Have a good day. Bye

Moderator

Thank you, members of the management team. Ladies and gentlemen, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.